Mail Stop 3561
                                                             August 13, 2018

Via E-mail
Mr. Peter Marrone
Chief Executive Officer
Yamana Gold Inc.
Royal Bank Plaza, North Tower
200 Bay Street, Suite 2200
Toronto, Ontario M5J 2J3
Canada

       Re:    Yamana Gold Inc.
              Form 40-F for Fiscal Year Ended December 31, 2017
              Filed March 29, 2018
              File No. 001-31880

Dear Mr. Marrone:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 40-F for Fiscal Year Ended December 31, 2017

Exhibit 99.3   Consolidated Financial Statements

Note 3   Significant Accounting Policies
(m) Property, Plant and Equipment
ii. Exploration, Evaluation Assets and Delectable Producing Properties, page 18

1. You state that exploration and evaluation expenditures are capitalized "if management determines that it is probable future economic benefits will be generated as a result of the expenditure." This quotation appears inconsistent with the rest of your policy. It is unclear how you determine that future benefits are probable if you have not yet demonstrated technical feasibility and commercial viability, which you disclose includes an assessment of whether the project is economically feasible. Please revise your
 Mr. Peter Marrone
Yamana Gold Inc.
August 13, 2018
Page 2


       disclosure or explain to us how you determine the probable future benefit of exploration and evaluation expenditures prior to considering the project's commercial viability. Please further note that exploration and evaluation expenditures incurred within the scope of IFRS 6 need not demonstrate probable future benefit at the time of capitalization; expenditures that demonstrate a probable future benefit at the time they are incurred can be considered for capitalization in accordance with applicable standards, including IAS 16, IAS 38 or IAS 2.

2. You disclose that depletion of your capitalized mine costs is based on the estimated recoverable ounces, which includes proven and probable reserves and "the portion of mineral resources expected to be classified as reserves and economically extracted".
       Please tell us whether this includes mineralization that is beyond measured and indicated
       resources (i.e., inferred resources or lesser mineralized material) and if so, please quantify the impact including such inferred resources and mineralized material has had on the depletion recognized in your financial statements, including the current results of operations and cumulative impact to your most recent balance sheet.

iii. Stripping Costs, page 19

3. You disclose that you allocate production stripping costs between the inventory produced and a stripping activity asset based on a stripping ratio in instances where "the costs of the stripping activity asset and the inventory produced are not separately identifiable".
       Please modify your disclosure or explain how the costs qualify for capitalization under paragraphs 9b and 9c of IFRIC 20 if the costs are not separately identifiable. Consider providing us with examples of instances where costs that are not separately identifiable satisfy the criteria of paragraphs 9b and 9c.

Note 12   Income Taxes
(e) Brazilian Tax Matters, page 37

4. Your disclosure indicates that the increase in income tax expense associated with the
       $76.7 million tax payment associated with the settlement of Brazilian tax matters is the most significant component of the $150.7 million true-up of the tax provisions in respect of prior year's reflected in your tax rate reconciliation. Please explain the nature and amounts of any other material components of this true-up adjustment and explain why they should be reflected as changes in estimates in your financial statements pursuant to the guidance in IAS 8 and IAS 12.

Note 21   Property, Plant and Equipment, page 48

5. We note the "mining property costs not subject to depreciation" includes capitalized exploration and evaluation costs along with other classes of capitalized costs. Please
 Mr. Peter Marrone
Yamana Gold Inc.
August 13, 2018
Page 3


       expand or modify your disclosure to separately identify exploration and evaluation costs consistent with paragraph 24 of IFRS 6.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact James Giugliano at (202) 551-3319, or Linda Cvrkel at
(202) 551-3813,
with any questions.


                                                           Sincerely,

                                                           /s/ Rufus Decker

                                                           Rufus Decker
                                                           Accounting Branch
Chief
                                                           Office of Beverages,
Apparel, and
                                                           Mining